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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment (28)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

0534P109

(CUSIP Number)

Anil Choudary Nalluri

5500 Market Street, Suite 128

Youngstown, Ohio 44512

330-783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05343P109	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anil Choudary Nalluri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 719,234
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 719,234
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,234
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.53%
14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (the “Common Stock”) of Avalon Holdings Corporation, an Ohio corporation (the “Issuer”), whose principal executive offices are located at One American Way, Warren, Ohio 44484.

Item 2.	Identity and Background

This statement is filed by Anil Choudary Nalluri (“Mr. Nalluri” or the “Reporting Person”) on behalf of himself and his wife, Parvati Nalluri and various accounts controlled by them. Mr Nalluri’s principal business address is 5500 Market Street, Suite 128, Youngstown, Ohio 44512. Mr. Nalluri’s principal occupation is practicing in the field of child and adult psychiatry. During the past five years, Mr. Nalluri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judical or administrative body of competent jurisdiction, as a result of which Mr. Nalluri was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Nalluri is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Nalluri’s purchases of shares of Common Stock have all been made with his personal funds.

Item 4.	Purpose of Transaction

The purpose of this filing is to state that Mr. Nalluri is the beneficial owner of greater than 20% of the Common Stock of the issuer.

Mr. Nalluri does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Nalluri reserves the right to change plans and take any and all actions that Mr. Nalluri may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or fomulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Nalluri is light of his genreal investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Nalluri beneficially owns 719,234 shares of Common Stock, which is equal to approximately 22.53% of the outstanding shares, based on information from the Issuer that 3,191,100 Class A shares of Common Stock are outstanding as of March 3, 2017.

(b) Mr. Nalluri has sole voting and dispositive power for all such shares of Common Stock held record by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Not applicable

Item 8.	Submission of Shareholders Proposals for 2018 Proxy Statement

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, I hereby submit for presentation at the 2018 Annual Meeting of Shareholders (the “Meeting”) of Avalon Holdings Corporation (the “Company”) and inclusion in the proxy materials (i.e., the notice of meeting, proxy statement and proxy card) relating to the Meeting the following proposal and supporting statement:

1.	Election of Class A Director Anil Choudary Nalluri, M.D. ABPN:

Enclosed is my resume

2.	“RESOLVED: That the shareholders of Avalon Holdings Corporation (the “Company”) authorize and direct the Company’s Board of Directors to retain an investment bank to solicit offers for the purchase of the Company’s stock or assets, and that the Board of Directors, within 120 days from the date of the approval of this resolution is directed to present the highest cash offer to purchase the Company’s stock or assets to the shareholders for their acceptance or rejection of such offer.”

Supporting Statement:

“According to the publicly filed documents on December 31, 1998, the Company and cash equivalent of $22,274,000, equal to approximately $5.85 per share.”

Mr. Klingle and the board of directors have not provided and lack visibility of providing a return justifying the use of approximately $100 million dollars and borrowing an approximately additional $20 million dollars at 6 percent interest. Corporate board members to whom I have spoken have stringent rates of return requirements for the approval of cash and cash investments. Judging from the results of the investment of $100-$130 million dollars in golf club renovations and the hotel& taking huge salaries bonuses this investment is wasted because the corporation has been losing money almost every year except 1 or 2 years.

I am the one and only outside Class A Shareholder who has attended all meetings with exception of 1 or 2. Mr. Klingle has repeatedly touted that he is making intelligent decisions contrary to that, I would say Mr. Klingle is doing the opposite evidenced by the stock has plummeted from $8 a share to $2 per share since April 30, 1998 to present. This is a clear evidence of Mr. Klingle’s incompetency to run the board. Not only Mr. Klingle but the entire board is incompetent. Mr. Klingle should be ashamed of himself and resign immediately. I also believe a new CEO should be hired. If Mr. Klingle could have made rational decisions like Amazon, Apple Computer, and Tesla Motors the stock should have sky rocketed from $8 a share to a much greater value.

If you invest approximately $100 million dollars in the bank your return on that savings would amount to approximately $3 million dollars per year.

However instead of Avalon Holdings Corporation making $3 million in interest per year, the shareholders are losing approximately $5 - $6 million per year.

Allocation of capital by the company, the company’s board of directors has been very disappointing. We believe it is essential that the board of directors focus its attention on maximizing shareholder value in order to preserve the diminished value that remains.

We believe this can be accomplished with the assistance of an investment bank retained by the company to solicit offers on behalf of the company for the purchase of the company’s stock and/or assets. The highest cash offer would then be presented to the company’s shareholders for their acceptance or rejection.

This proposal does not mandate the sale of the company but proposes a reasonable process to determine the true market value of the company and to give the shareholders the opportunity to determine the future course of the company. Strong support for this proposal would send a signal to the board of directors that shareholders are dissatisfied with its performance.

In my opinion the board of directors are rubberstamping Mr. Klingle’s proposals. It seems to me like this is the blind leading the blind. Mr. Klingle is guarding the Avalon Holdings Corporation since its inception from 4-30-1998 to date for 19 years like a fox guarding a hen house.

We urge you to vote FOR this proposal.

The entire sale of Avalon Holdings 3.8 million share of the open stock exchange is only worth 8 million dollars. The stock is highly ill-liquid.

The outside Class A shareholders are losing money daily and the board of directors to include the CEO and the accountants are the only ones profiting from this venture.

you and your executive board do not deserve any bonuses, evidenced by the fact that in 1 years the stock value of Avalon Holdings has grossly plummeted from $8 a share to $2.00 trading range for the past 2-3 years. The book value of the stock price is $9.98. How can you justify the stock being sold for  1⁄4-1/5 of the book value? I strongly recommend that all of your salaries must be frozen until you show profit and increase the shareholder value.

How can you justify the losses year after year for over 19 years? You have lost more money in the golf for the past 19 years. You never lost money in the garbage business.

You are making money in the garbage business and borrowing more money and you wasted approximately $100 - $130 million dollars in the golf related and hotel business. I was unable to have access to the records to know the exact amount. The $100 -$130 millions that includes:

1. Buying and leasing Country Clubs

2. Hughes salaries and bonuses to his self, his wife and all of the board members.

3. Building multiple swimming pools indoor and outdoor.

4. Indoor tennis courts.

5. Rebuilding old Avalon Inn Hotel by borrowing $40 million-$25 Million @ approximately 4-5% interest rate

6. I will add 3.4 million dollar investment for deep water injection wells.

7. Mr. Klingle collected 3.5 million dollars from outside investors for the deep water injection wells.

8. I will add this 6.9 million dollars into the originals $100 -$130 million dollars Mr. Klingle wasted.

9. From December 31, 1998 to November 18, 2002 in a period of just four years, Mr. Klingle wasted 18.4 million dollars in rebuilding golf clubs. No income or minimal income was generated from these 18.4 million dollars.

10. Mr. Klingle never gave a dime to outside shareholders from April 30, 1998 to date.

11. The Avalon Holdings Stock plummeted from $8.00 a share to $2.00.

The above is clear indication of your lack of due diligence, dereliction of fiduciary duty, and pure incompetence. In fact it is my opinion that you and the rest of the board should reevaluate your roles, which is why I am running for the Class A director because I could certainly do no worse and undoubtedly do a better job of investing the shareholders money.

None of you asked an independent agency to evaluate whether investing $ 35-40 million dollars in the Avalon Hotel in a depressed, poor Mahoning and Trumbull counties was a lucrative endeavor. We are not in Florida, South Carolina, Las Vegas or anywhere in California where these types of luxury hotels are found.

For Proxy Card:

“1. Authorize and direct Board of Directors to retain an investment bank to solicit offers for the Company’s stock or assets and to present highest cash offer to shareholders within 120 days.

Item #1. FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Item #2 FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

I currently own 719,234 shares of Common A stock of Avalon Holdings Corporation, which presently has a market value of $1,438,468 at the market price of $2.00 now.

I have included with this submission a letter from E-Trade Securities Corporation verifying that I own more than 20,000 shares as of the date of submission and that I have continuously held the shares for the past 19 years.

I intend to continue to hold these shares through the date of the Meeting. I either personally or through a representative also intends to attend the Meeting and present the proposal in this submission in accordance with Ohio law.

I am sending this submission via Priority US Mail and will retain proof of delivery and I will also fax a copy to 330-856-8480 which will be no later than November 27, 2017.

Anil C. Nalluri, M.D.

Certified by American Board of Psychiatry and Neurology, June 1981, certificate no. 22542

Certified by the American Board of Forensic Psychiatry, 03/31/05, expired 12/31/15, certificate no. 1554 Re Certified April 3, 2017 Expires04-03-2027 (one out of 2500 psychiatrists in the United States)

Certified by American Board of Independent Medical Examiners 10/06/98, expires 10/06/18, certificate no. 98-01228 (one out of 11 psychiatrists in the United States)

Lifetime Continuing Education Hours AMA Guides 4th, 5th, & 6th Editions and Forensic Psychiatry (over 2,000 hours)

Pennsylvania Independent Rating Evaluator for the Bureau of Workers’ Compensation, August 2001-02/20/2013

Assistant Professor of Psychiatry, NEOMED 07/19/82-12/31/12

Fellow, American Academy of Disability Evaluating Physicians 11/15/97 – 12/31/03

Fellow, American Psychiatric Association 12/19/97-12/31/02

Distinguished Fellow, American Psychiatric Association 01/01/03-01/26/10

Distinguished Life Fellow, American Psychiatric Association 01/27/10

Ohio Medical License # 35-040657 issued 05/19/77, expires 04/01/20

Pennsylvania Medical License# MD-037040-L issued 02/14/77, expires 12/31/18

ACN

CC/ Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Date: November 24, 2017

Signature	/s/ Anil Choudary Nalluri
Name/Title:	Anil Choudary Nalluri

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)